Advanced Exploration-Bulk Sampling Program Planned for McCreedy West PM Deposit

TORONTO, ONTARIO- June 9, 2003. FNX Mining Company Inc. (FNX-TSX) and Dynatec Corporation (DY-TSX) announce that, based on diamond drilling success on the PM Deposit, the 2003 McCreedy West exploration program on the deposit will be accelerated. An advanced exploration program is now being planned to obtain an underground bulk sample in preparation for a feasibility study on the PM Deposit to be initiated later this year.

The program involves the development of an exploration ramp from the 1600 Level into the PM Deposit and the extraction of a 10,000 ton bulk sample. This approximately $1.5 million advanced exploration program is projected to start in July and will take approximately six months to complete. The program is part of the $24.5 million 2003 FNX-Dynatec Sudbury Joint Venture exploration program.

The Cu-Pt-Pd-Au rich PM Deposit occurs within the footwall of the McCreedy West Mine and is approximately 1500 ft long by 1000 ft wide and varies from several feet to over 150 ft. in true thickness. The recently announced drill results (see June 4, 2003 press release) in the southeast and northwest drill areas demonstrate that the deposit contains high-grade copper-platinum-palladium-gold values over significant widths and that it has potential to be a significant Cu-Pt-Pd-Au deposit.

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements, including between FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website “www.fnxmining.com” and refer to FNX’s Annual Information Form dated May 9, 2003.

Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec’s Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture. James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the Sudbury Joint Venture’s exploration data and analytical results. Please see the May 15, 2002 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

This press release contains certain forward-looking statements. While these forward-looking statements represent our best current judgment, they are subject to a variety of risks and uncertainties, including the risk factors listed in FNX Mining’s Annual Information Forms filed with the TSX, that are beyond the company’s ability to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com